August 11, 2014

Via Federal Express and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Ethan Horowitz, Branch Chief

Re:	Resolute Energy Corporation

Form 10-K for Year Ended December 31, 2013

Filed March 10, 2014

File No. 001-34464

Dear Mr. Horowitz,

Set forth below are the responses of Resolute Energy Corporation (“we” or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 28, 2014, regarding the above-referenced filings. For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Form 10-K for Fiscal Year Ended December 31, 2013

Business and Properties, page 1

Proved Developed and Undeveloped Reserves, page 8

1.	You disclose that you transferred 2.5 MMBoe of proved undeveloped and unbooked reserves to proved developed in your Permian properties during 2013. Because you reference “unbooked reserves,” it is unclear the extent to which this total amount may be combined with the 2.2 MMBoe of Aneth Field reserves to derive the total quantity of your proved undeveloped reserves that were converted to proved developed during 2013. Please expand your disclosure to provide a single value representing the total amount of proved undeveloped reserves that were converted into proved developed reserves during the year to conform to Item 1203(b) of Regulation S-K.

We used the phrase “unbooked reserves” in the disclosure to capture the amount of proved undeveloped reserves that were both purchased and converted to proved developed reserves during 2013. Hence the phrase “proved undeveloped

Securities and Exchange Commission

August 11, 2014

Page 2.

and unbooked reserves” comprised the sum of two subsets of proved undeveloped reserves: (1) those that were existing at December 31, 2012 and converted to proved developed during 2013, and (2) those proved undeveloped reserves that were purchased during 2013 and also converted to proved developed during 2013. The Company converted approximately 0.7 MMBoe of prior year proved undeveloped reserves in our Permian properties (and approximately 1.8 MMBoe of purchased proved undeveloped reserves) during 2013. We will clarify our disclosure on these topics in all future filings. Further, we will expand our disclosures in all future filing to provide a single value representing the total amount of proved undeveloped reserves converted into proved developed reserves during each year to conform to Item 1203(b) of Regulation S-K.

2.	You disclose that you incurred development costs of $97.3 million in 2013. However, it is unclear if all or only a portion of these costs were incurred to convert proved undeveloped to developed reserves during the year. Please expand your disclosure to clarify the dollar amounts incurred during the year to convert proved undeveloped to proved developed reserves to comply with Item 1203(c) of Regulation S-K.

Regulation S-K 1203(c) requires a Registrant to discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. We have generally interpreted these investments and capital expenditures to be substantially equivalent to development costs incurred. However, if other development costs are excluded (such as acquired CO2 and other improved recovery systems and costs incurred to acquire, construct and install production and compression facilities and utility systems) and for the purpose of this disclosure the only capital expenditures considered are those associated with the drilling and recompletion of wells, the Company incurred approximately $39.3 million of conversion costs during 2013. The Company will provide relevant disclosure in all future filings.

Production, Price and Cost History, page 10

3.	You present your natural gas and natural gas liquids “(NGLs”) production as a single aggregated amount expressed as MMcfe. This disclosure provided on a combined basis is inconsistent with the separate disclosure of your natural gas and NGL reserves found elsewhere in your filing. Furthermore, this combined disclosure does not comply with Item 1204(a) of Regulation S-K which requires disclosure of production, by final product sold, of oil, gas and other products such as NGLs. Please revise your disclosure to provide production by individual product type. Furthermore, please revise your disclosure to provide average realized price per unit of gas and of NGLs produced to comply with Item 1204(b)(1) of Regulation S-K.

Securities and Exchange Commission

August 11, 2014

Page 3.

As you note, the Company only made an aggregated disclosure of natural gas and natural gas liquid equivalent production on page 10 of the Form 10-K. The Company was of the opinion that this disclosure was adequate given the overall immateriality of our NGLs production during 2013. During 2013, revenue from Gas and Natural gas liquids were $21,244,000 and $7,288,000, respectively (as disclosed on the Consolidated Statement of Operations on page F-5), or 6% and 2% of total revenue, respectively. The disaggregated Gas and NGL production was separately disclosed as 4,565 MMcf and 1,422 MBbl, respectively, in Note 12 of the Notes to Consolidated Financial Statements on page F-24. Based upon these disclosures in the Consolidated Financial Statements and Notes thereto, the information is available to allow a reader to calculate the average realized price per unit of gas and NGLs of $4.65 per Mcf and $35.21 per Bbl, respectively. However, in order to more fully comply with Item 1204 (b)(1) of Regulation S-K, the Company will disaggregate all such production, sale and average realized price per unit of production disclosures in future filings.

Drilling Activity, page 11

4.	Please expand your disclosure to define an “extension well.” Also expand your disclosure to clarify whether you drilled any exploratory wells during the periods presented to comply with Item 1205(a)(1) of Regulation S-K.

The Company will expand our footnotes to define “extension well” in all future filings consistent with the definition found in Rule 4-10(a)(14) of Regulation S-X, “An extension well is a well drilled to extend the limits of a known reservoir.”

In connection with a review of the Item 1205(a)(1) disclosure in the Company’s Annual Report on Form 10-K for the 2013 year occasioned by the receipt of the Staff’s letter, we have discovered that an error occurred in the presentation on page 11 of the activities conducted in the prior periods. During the prior periods presented, the Company did in fact drill exploratory wells and properly disclosed all of the exploratory wells drilled as such in the Annual Reports on Form 10-K for 2012 and 2011, but inadvertently disclosed those exploratory wells as gross and net extension wells in the 2013 Form 10-K. As all of these prior-period exploratory wells were “productive” as defined (as opposed to “dry”), and as the proper disclosures were made in the 2012 Form 10-K and the 2011 Form 10-K, the Company is of the opinion that this is not a material error in disclosure that would require an amendment to the 2013 Form 10-K. The Company will ensure that the proper disclosure is made in all future filings.

Acreage, page 12

5.

You disclose that significant amounts of your net undeveloped acreage will expire over the next three years. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2013 to locations which are currently scheduled to be drilled after lease expiration.

Securities and Exchange Commission

August 11, 2014

Page 4.

If your proved undeveloped reserves include any such locations, please expand your disclosure to explain steps which would be necessary to extend your legal rights to these leases and to address whether you would have a legal right to produce reserves from this acreage. Refer to Rule 4-10(a)(26) of Regulation S-X.

As of December 31, 2013, the Company assigned proved undeveloped reserves to locations that were scheduled to be drilled after potential lease expiration on locations covering approximately 311 net acres. The potential lease expirations were due to certain lease provisions, and all affected leases were subsequently amended during early 2014, at no cost to the Company, to include all such acreage in then-existing proration units. As a result, no such proved undeveloped reserves or acreage expirations exist at the date of this letter. Although, we deemed this matter immaterial for disclosure at December 31, 2013, the Company will continue to consider the need for such disclosure in all future filings.

Notes to Consolidated Financial Statements, page F-8

Note 12 – Supplemental Oil and Gas Information (Unaudited), page F-23

6.	The footnote disclosure provided in conjunction with the reconciliation of your proved reserves does not appear to include an explanation of the significant additions relating to the purchases of minerals in place for the periods ending December 31, 2012 and 2013. Please expand your disclosure to comply with FASB ASC 932-235-50-5.

The Company included no such footnote with the reconciliation as we were of the opinion that the related reserve acquisitions were adequately described and disclosed in Note 3 of the Notes to Consolidated Financial Statements on page F-12. However, the Company will add supplemental footnotes to the reconciliation in all future filings when significant changes occur.

Exhibit 99.1

7.	The disclosure relating to capital costs provided on page 2 of Exhibit 99.1 states the “estimates do not include any salvage value for the lease and well equipment of the cost of abandoning the properties.” However, the disclosure provided in conjunction with the standardized measure on page F-25 indicates that the future cash flows presented in Form 10-K were reduced to include abandonment costs. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for the apparent lack of correlation.

The statement in Exhibit 99.1 is correct. The Company regrets the ambiguity in its disclosure on page F-25. The Company follows the customary industry

Securities and Exchange Commission

August 11, 2014

Page 5.

practice that omits salvage value for onshore domestic properties from future net cash flows relating to proved oil and gas properties where salvage value is expected to be immaterial in comparison to the asset retirement obligations already considered and accrued in the balance sheet. The Company will undertake to clarify its disclosure in all future filings.

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Resolute Energy Corporation

/s/ Theodore Gazulis

Theodore Gazulis

Chief Financial Officer